UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
☐ Form N-CSR

For Period Ended: June 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.
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PART I - REGISTRANT INFORMATION

BM TECHNOLOGIES, INC.
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Full Name of Registrant
_____________________________________________________________________________________
Former Name if Applicable

201 King of Prussia Road, Suite 350
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Address of Principal Executive Office (Street and Number)

Wayne, PA 19087
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

BM Technologies, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (the “Second Quarter 10-Q”) within the prescribed time period without unreasonable effort or expense for the reason described below.

The Company filed its December 31, 2021 Annual Report on Form 10-K on May 10, 2022 (the “Form 10-K”). As disclosed in the Company’s Current Report on Form 8-K filed on May 16, 2022, by mutual agreement, the Company’s previous independent registered public accounting firm resigned, and as disclosed in the Current Report on Form 8-K filed on July 25, 2022, the Company engaged a new independent registered public accounting firm to act as the Company's independent auditor. At the time of resignation of the Company’s prior independent registered public accounting firm, the Company also filed a Notice of Late Filing on Form 12b-25 indicating that it would be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “First Quarter 10-Q”) by the due date. The Company has been working diligently to substantially remediate the deficiencies in its internal control over financial reporting described in Part II, Item 9A, of its Form 10-K, and to file the First Quarter 10-Q. The First Quarter 10-Q was filed today prior to the filing of this Notice of Late Filing on Form 12b-25.

As a result of the prior delayed filings, efforts to substantially remediate deficiencies in its internal controls, and the transition to a new independent registered public accounting firm, the Company needs additional time to prepare and review its financial statements to ensure adequate disclosure of the financial information required to be included in the Second Quarter 10-Q. The Company intends to file the Second Quarter 10-Q no later than August 22, 2022.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Bob Ramsey	877	327-9515
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BM TECHNOLOGIES, INC.
(Name of Registrant as Specified in Charter)

has caused notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 16, 2022	By:	/s/ Bob Ramsey
	Name:	Bob Ramsey
	Title:	Chief Financial Officer